FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of:         April, 2003

Commission File Number:     000-29964

GEE-TEN VENTURES INC.
(Translation of registrant’s name into English)

Suite 212 - 525 Seymour Street Vancouver, British Columbia V6B 3H7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 6th day of May, 2003.

GEE-TEN VENTURES INC. (Registrant)

By: (signed) Paul Shatzko Paul Shatzko, President

GEE-TEN VENTURES INC.

TELEPHONE: (604) 688-2638 FAX: (604) 688-2611	298 - 1199 W. PENDER ST. VANCOUVER, B.C. V6E 2R1

April 29, 2003

B.C. Securities Commission
11th Floor — 865 Hornby St.
Vancouver, BC
V6Z 2H4

Dear Sirs:

RE:   MAILING FOR QUARTERLY REPORT

The Company’s transfer agent Computershare advised the Company that there are no names on the supplemental mailing list maintained by them. Hence, no mailing was done for the quarterly report for the quarter ended February 28, 2003.

Yours very truly,

“Paul Shatzko”

Paul Shatzko
President

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
Gee-Ten Ventures Inc.	February 28, 2003	2003/04/29

ISSUER'S ADDRESS
Suite 212 - 525 Seymour Street

CITY PROVINCE	POSTAL CODE ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver B.C.	V6B 3H7 604-684-7208	604-688-8286

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Paul Shatzko	Director	604-688-8286

CONTACT EMAIL ADDRESS	WEBSITE ADDRESS
Not Applicable	Not Applicable

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED

"Paul Shatzko"	Paul Shatzko	2003/04/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED

"Jesus Martinez"	Jesus Martinez	2003/04/29

GEE-TEN VENTURES INC.
FORM 51-901F – QUARTERLY REPORT
February 28, 2003

SCHEDULE A:  FINANCIAL INFORMATION

        See attached audited consolidated financial statements for the quarter ended February 28, 2003.

SCHEDULE B:   SUPPLEMENTARY INFORMATION

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

Interim Consolidated Financial Statements of

GEE-TEN VENTURES INC.

Three months and nine months ended February 28, 2003 and 2002

Unaudited

Prepared by Management

GEE-TEN VENTURES INC.

Consolidated Balance Sheets

	February 28, 2003	May 31, 2002

	(unaudited)

Assets

Current assets:
Cash and cash equivalents	$ 134,273	$ 58,602
Goods and services tax recoverable	10,857	6,642
Advances and prepaid expenses	652	--

Total current assets	145,782	65,244

Mineral properties	7,885	7,885

Deferred exploration	18,649	11,732

Capital assets, net of accumulated amortization
of $1,218 (May 31, 2002 - $606)	8,468	277

Total assets	$ 180,784	$ 85,138

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 15,272	$ 49,838
Due to related parties	24,921	100,810
Loans payable	--	32,602

Total current liabilities	40,193	183,250

Shareholders' equity:
Share capital (Note 3)	2,439,379	2,226,058
Special warrants (Note 5)	125,600	--
Contributed surplus	73,065	--
Deficit	(2,497,453)	(2,324,170)

Total shareholders' equity	140,591	(98,112)

Total liabilities and shareholders' equity	$ 180,784	$ 85,138

See accompanying notes to interim consolidated financial statements.

GEE-TEN VENTURES INC.

Interim Consolidated Statements of Operations and Deficit

(Unaudited-Prepared by Management)

	Three months ended February 28,		Nine months ended February 28,
	2003	2002	2003	2002

Revenue:
Interest	$ --	$ 5	$ 29	$ 45
Expenses:
Amortization	362	17	611	52
Bank charges and interest	34	51	268	327
Consulting	73,065	--	73,065	--
Management fee	7,500	7,500	22,500	22,500
New business search/evaluation	--	--	--	4,348
Office, printing and telephone	2,889	250	7,397	1,081
Professional fee	23,010	1,240	45,823	32,812
Promotion and travel	601	998	2,526	1,998
Regulatory fee	5,276	2,850	9,002	6,680
Rent	2,235	1,500	5,235	4,500
Transfer agent & shareholder information	2,502	1,561	6,885	4,812

	117,474	15,967	173,312	79,110

Loss for the period	(117,474)	(15,962)	(173,283)	(79,065)

Deficit, beginning of period	(2,379,979)	(2,219,070)	(2,324,170)	(2,155,967)

Deficit, end of period	$(2,497,453)	$(2,235,032)	$(2,497,453)	$(2,235,032)

Loss per share	$ (0.016)	$ (0.003)	$ (0.024)	$ (0.013)

See accompanying notes to interim consolidated financial statements.

GEE-TEN VENTURES INC.

Interim Consolidated Statements of Cash Flows

(Unaudited-Prepared by Management)

	Three months ended February 28,		Nine months ended February 28,
	2003	2002	2003	2002

Cash provided by (used in):

Cash flows provided by (used in) operating activities:
Loss for the period	$(117,474)	$(15,962)	$(173,283)	$(79,065)
Items not involving cash:
Amortization	362	17	611	52
Stock option compensation expense	73,065	--	73,065	--
Changes in non-cash operating working capital:
Goods & services tax receivable	(2,574)	108	(4,215)	14,376
Advances and prepaid expenses	(493)	--	(652)	365
Accounts payable and accrued liabilities	(20,765)	1,753	(34,566)	(21,724)
Due to related parties	(6,800)	(2,695)	(75,889)	(26,020)

Cash flows used in operating activities	(74,679)	(16,779)	(214,929)	(112,016)

Cash flows provided by (used in) investing activities:
Deferred exploration costs	--	--	(6,917)	(2,448)
Purchase of capital assets	(1,683)	--	(8,802)	--

	(1,683)	--	(15,719)	(2,448)
Cash flows provided by financing activities:
Shares issued pursuant to:
Exercise of stock options	--	--	--	15,120
Private placement	210,350	--	210,350	--
Debt settlement	--	--	128,571	--
Loan payable	--	7,500	(32,602)	100,016

Total cash flows provided by financing activities	210,350	7,500	306,319	115,136

Increase (decrease) in cash and cash equivalents	133,988	(9,279)	75,671	672

Cash and cash equivalents, beginning of period	285	10,218	58,602	267

Cash and cash equivalents, end of period	$ 134,273	$ 939	$ 134,273	$ 939

See accompanying notes to interim consolidated financial statements.

GEE-TEN VENTURES INC.

Interim Consolidated Statements of Deferred Exploration

(Unaudited-Prepared by Management)

	Three months ended February 28,		Nine months ended February 28,
	2003	2002	2003	2002

Exploration
Claim Maintenance fee	$ --	$ --	$ 2,534	$ 2,448
Professional fee	--	--	4,383	--

Deferred Exploration for the period	--	--	6,917	2,448
Deferred Exploration beginning of period	18,649	11,732	11,732	9,284

Deferred Exploration, end of period	$18,649	$11,732	$18,649	$11,732

See accompanying notes to interim consolidated financial statements.

GEE-TEN VENTURES INC.

Notes to Interim Consolidated Financial Statements

Three months ended February 28, 2003 and 2002
Nine months ended February 28, 2003 and 2002

(Unaudited-Prepared by Management)

1.	Significant Accounting Policies:

These interim consolidated financial statements of Gee-Ten Ventures Inc. (the “Company”) have been prepared by management, and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements as at and for the year ended May 31, 2002, except as described below in Note 2.

2.	Stock-Based Compensation:

Effective June 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively.

The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, granted on or after June 1, 2002, using the fair value method. The Company accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

3.	Share Capital:

Issued and fully paid:

	Number of shares	Amount

Balance, May 31, 2002	6,354,142	$2,226,058

Issued for debt settlement	989,000	128,571
Issued by way of private placement	1,130,000	84,750

Balance, February 28, 2003	8,473,142	$2,439,379

4.	Options:

The Company presently does not have a formal plan for the granting of stock options. Pursuant to the policies of the TSX Venture Exchange, the Company may grant incentive stock options to its officers, directors, and employees. TSX Venture Exchange policies permit the Company’s directors to grant incentive stock options for the purchase of shares of the Company to persons in consideration of services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual. The exercise price of stock options is determined by the board of directors of the Company at the time of grant and may not be

GEE-TEN VENTURES INC.

Notes to Interim Consolidated Financial Statements

Three months ended February 28, 2003 and 2002
Nine months ended February 28, 2003 and 2002

(Unaudited-Prepared by Management)

4.	Options (continued):

less than the average closing price of the Company’s shares on the ten trading days immediately preceding the day on which the options are granted and publicly announced, and may not otherwise be less than $0.10 per share. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Vesting of options is determined at the time of granting of the options at the discretion of the board of directors. Once approved and vested, options are exercisable at any time.

During the quarter ended February 28, 2003, the Company granted 847,000 options to directors, employees and consultants at the exercise price of $0.17 per share. All of these options expire on February 10, 2005. Shares acquired upon exercise are subject to a four-month hold period from the date of grant.

The fair value of 550,000 options granted to consultants has been estimated at $73,065 and has been expensed by the Company during the quarter ended February 28, 2003.

The table below presents pro-forma net loss per share using the fair market value method of accounting for stock-based compensation. The pro-forma adjustments presented below pertain to the 297,000 new options granted to employees since adoption of the new stock-based compensation standards on June 1, 2002 as described in note 2.

RECONCILIATION OF PRO-FORMA NET LOSS TO COMMON SHAREHOLDERS

	Nine months ended February 28, 2003	Three months ended February 28, 2003

Net loss as reported	$ 173,283	$ 117,474
Pro-forma adjustment	38,458	38,458

Pro-forma net loss	$ 211,741	$ 155,932

Pro-forma loss per share	$ (0.029)	$ (0.021)

5.	Warrants and Special Warrants:

On February 11, 2003 the Company raised $84,750 by way of private placement of 1.13 million units at a price of 7.5 cents per unit. Each unit consisted of one share and one warrant to purchase one share at a price of 10 cents for a period of one year. The shares and warrants issued as part of the unit placement bear a hold period expiring on February 10, 2004. 1,130,000 shares were thus issued on February 11, 2003 and the 1,130,000 warrants remain outstanding.

On February 21, 2003 the Company raised $125,600 by way of a private placement of 1,256,000 special warrants at a price of 10 cents for each special warrant. Each special warrant is convertible for no additional consideration into one share and one share purchase warrant exercisable on a one for one basis at a price of $0.10 on or before February 20, 2005. As of February 28, 2003 these special warrants had not been converted to shares and warrants.

Schedule B:  Supplementary Information

GEE-TEN VENTURES INC.
February 28, 2003
(Prepared by Management)

Section 1

A.	EXPENDITURES TO NON-ARMS LENGTH PARTIES (YEAR-TO-DATE):

Management fee	$22,500
Rent	$ 5,235

$27,735

Section 2

A.	SECURITIES ISSUED DURING QUARTER ENDED FEBRUARY 28, 2003:

DATE OF ISSUE	TYPE OF SEC	TYPE OF ISSUE	NUMBER AMOUNT	PRICE	TOTAL PROCEEDS	TYPE OF CONSID.	COMM.
2-11-03	Units	Pvt. Pl.	1,130,000	$0.075	$ 84,750	Cash	Nil
2-21-03	Sp. Warrants	Pvt. Pl.	1,256,000	$ 0.10	$ 125,600	Cash	Nil

B.	OPTIONS GRANTED DURING QUARTER ENDED FEBRUARY 28, 2003:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date
2-11-03	175,000	Consultant	Paul Bourque	$0.17	2-10-05
2-11-03	175,000	Consultant	Paul-Andre Plouffe	$0.17	2-10-05
2-11-03	200,000	Consultant	Frank Segleski	$0.17	2-10-05
2-11-03	100,000	Director	Paul Shatzko	$0.17	2-10-05
2-11-03	100,000	Director	Jesus Martinez	$0.17	2-10-05
2-11-03	50,000	Director	Lawrence Moroz	$0.17	2-10-05
2-11-03	39,500	Employee	Max Sioson	$0.17	2-10-05
2-11-03	7,500	Employee	Pradeep Varshney	$0.17	2-10-05

Section 3

A.(1)	AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUARY 28, 2003:

Authorized share capital - 100,000,000 common shares without par value A total of 8,473,142 common shares have been issued for a total of $2,439,379

(2)	SPECIAL WARRANTS AS AT FEBRUARY 28, 2003

A total of 1,256,000 special warrants were issued for a total of $125,600. Each special warrant consists of one share and one warrant to purchase one share at a price of $0.10 up till February 20, 2005.

B.	OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT FEBRUARY 28, 2003:

SECURITY	NUMBER OR AMOUNT	EXERCISE OR CONVERTIBLE PRICE	EXPIRY DATE
Options	58,000	$0.16 per share	July 6, 2003
Options	34,000	$0.16 per share	Sept. 12, 2005
Options	10,000	$0.12 per share	Oct. 25, 2006
Options	847,000	$0.17 per share	Feb. 10, 2005
Warrants	1,130,000	$0.10 per share	Feb. 10, 2004
Special Warrants	1,256,000	See Section 3A(2)	See Section 3A(2)

C.	SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 28, 2003:

Common shares in escrow - 331,943

D.	LIST OF DIRECTORS & OFFICERS AS AT FEBRUARY 28, 2003:

Jesus Martinez Lawrence Moroz Paul Shatzko	Director & Secretary Director Director & President

GEE-TEN VENTURES INC.
MANAGEMENT DISCUSSION
FOR THE QUARTER ENDED FEBRUARY 28, 2003
SCHEDULE C

On February 11, 2003, the Exchange informed the Company that it has satisfied its Tier 2 maintenance requirements. With the completion of its $210,350 private placements the Company has completed its reactivation. Henceforth the Company’s inactive designation was officially removed on February 13, 2003.

Subsequently, on February 28, 2003 the Company agreed to a non-brokered private placement of one million units at a price of 25 cents per unit for total proceeds of $250,000. The one million units would each consist of one common share and one non-transferable share purchase warrant. Each warrant would be exercisable for the purchase of one common share of the Company at 32 cents for two years after the closing. The common shares and share purchase warrants would be subject to a four-month hold period from the closing date. The proceeds of the private placement would be used for cash reserve to seek out and explore other mineral exploration opportunities.

The amount reduced to $205,000 on April 25, 2003 due to lack of funding of $45,000 from one of the listed subscriber before the 45 days grace period for the announced private placement. At the moment of writing of this report, the exchange gave oral approval to close this private placement for $205,000.

On April 11, 2003, the Company hired Amerlin Explorations of Richmond, BC, to proceed on a $106,100 exploration program on its Bald Mountain gold project on Nye County, Nevada near Round Mountain. This program will firm up existing drill targets and examine the depth extensions of the mineralized system using I.P.

This program will primarily consist of geophysical program that will look at deeper (500 to 600 feet) structures under known mineralized zones on the claims. In addition, more extensive soil geo-chemical testing and detailed geological mapping will be undertaken on the claims. The total cost of this program will satisfy part of the reactivation requirement for the Company and will also enhance the value of the Bald Mountain property and make it easier for the Company to recover some of its exploration costs through joint ventures with others, should the Company decide to go that route. It is common knowledge in the mining circle that gold exploration in Nevada is picking up, with a number of juniors having recently acquired ground in the state. In addition, Midway Gold Corp.‘s (MDW.V) project to the South of Bald Mountain has yielded very favourable results on their recent drilling program.

Currently the Company is looking at the very favourable tax incentives offered for mining exploration programs in Quebec and Ontario. The Company feels that it could take advantage of raising financing for mining properties in these provinces through flow-through shares private placements in the near future. The Company will be reviewing property submissions from Quebec and Ontario in the coming weeks. It has come to our attention that several properties of merit exist in these provinces.

The Company is now headed to a very exciting corporate development stage and strong potential growth. We feel that our loyal shareholders will reap their long awaited reward in the coming months.

N E W S R E L E A S E Date: April 29, 2003	TSX Trading Symbol: GTV SEC Filing # 0-29964 OTCBB:GEEVF

GEE-TEN VENTURES INC.
Suite 298 — 1199 West Pender Street
Vancouver, B.C. Canada
V6E 2R1
Tel:  (604) 688-8286
Fax:  (604) 688-2611

Gee-Ten Ventures Inc. (the “Company”) is pleased to advise that the Company has closed a private placement of 820,000 units at a price of $0.25 per unit in order to provide the Company with net proceeds of $205,000. Each unit consists of one share and one share purchase warrant exercisable at a price of $0.32 per share on a one for one basis at any time on or before expiry of two years from the date of closing.

The units have been issued subject to a four month hold period which expires on August 29, 2003.

The proceeds realized from this private placement were of a sufficient amount in order for the Company to be able to expand its proposed exploration program on the Bald Mountain Claims located in Round Mountain area of the State of Nevada. The program has been expanded and will consist of an extensive geophysical survey (magnetic and IP) that will evaluate deeper structures (500 feet to 600 feet) under the known mineralized zones. In addition, more extensive soil geochemical testing and detailed geological mapping will be undertaken on the claims.

Based on the Company’s most recent funding, the Company has now mobilized Amerlin Exploration Services Ltd. in order to commence the program.

GEE-TEN VENTURES INC. “Paul Shatzko” Paul Shatzko, President

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.